UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – Change to Board of Directors

Hamilton, Bermuda, 25 January 2023 – Seadrill Limited (“Seadrill” or “the Company”) (NYSE & OSE: SDRL) is pleased to announce the appointment of Ana Zambelli as a new board director.

Ms. Zambelli brings significant industry experience to the Company, with more than 20 years’ experience in the energy services sector in operational, commercial and finance roles. Ms. Zambelli served as Chief Commercial Officer at Maersk Drilling, Managing Director at Transocean, and President of the Brazilian division of Schlumberger. Last, she served as a Managing Director in Brookfield’s Private Equity Group, responsible for business operations in Brazil, where she also provided operational and financial oversight for Brookfield portfolio companies. Ms. Zambelli previously served as an independent member of the Board of Directors of Petrobras and Braskem, and was the founder and leader of the Diversity Committee at the Brazilian Petroleum Institute (IBP) from 2018 to present.

Julie Robertson, Chair of the Board, commented: “We warmly welcome Ana to the Seadrill Board. Her extensive experience in the energy services sector, including executive management positions for leading drilling contractors, together with her board experience, complement the Seadrill Board and management team, who are focussed on continuing to position Seadrill as the leading offshore driller.”

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.

These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 25, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)